                                SECURITIES AND
                              EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                          ___________________________

                                    FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                          ___________________________

                               COST-U-LESS, INC.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


              WASHINGTON                                       91-1615590
---------------------------------------------         --------------------------
(State of incorporation or organization)                    (I.R.S. employer
                                                           identification no.)

 12410 SE 32/ND/ STREET, BELLEVUE, WASHINGTON                     98005
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   (Address of principal executive offices)                     (zip code)


If this form relates to the registration of a     If this form relates to the registration of a
class of debt securities and is effective upon    class of debt securities and is to become
filing pursuant to General Instruction A(c)(1)    effective simultaneously with the effectiveness
please check the following box.     [_]           of a concurrent registration statement under the
                                                  Securities Act of 1933 pursuant to
                                                  General Instruction A(c)(2) please check the
                                                  following box.                   [_]


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B)  OF THE ACT:


          Title of each class                  Name of each exchange on which
          to be so registered                  each class is to be registered
          -------------------                  ------------------------------

                  None


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G)  OF THE ACT:

                        Preferred Stock Purchase Rights

                                (Title of class)

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED


     On February 23, 1999, the Board of Directors (the "Board of Directors") of Cost-U-Less, Inc. (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.001 per share (the "Common Shares"), of the Company. The dividend was payable on March 15, 1999 (the "Record Date") to the Company's stockholders of record on that date. In addition, the Board of Directors has authorized the issuance of one Right with respect to each additional Common Share that becomes outstanding between the Record Date and the earliest of the Distribution Date, the Expiration Date (as such terms are hereinafter defined), and the date, if any, on which the Rights are redeemed. Each Right entitles its registered holder to purchase from the Company one one-hundredth (1/100th) of a share of Cumulative Preference Shares, First Series, par value $.001 per share, of the Company (the "Preference Shares"), at a price of $40 per one one-hundredth (1/100th) of a Preference Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.

     Until the earlier of (i) the close of business on the tenth business day after a public announcement that a person or group (including any affiliate or associate of such person or group) has acquired beneficial ownership of 15% or more of the outstanding Common Shares (such person or group being an "Acquiring Person") and (ii) such date, if any, the Board of Directors may designate following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer for outstanding Common Shares which could result in the offeror becoming the beneficial owner of 15% or more of the outstanding Common Shares (the earlier of such dates being the "Distribution Date"), the Rights will be evidenced by the certificates for the Common Shares registered in the names of the holders thereof (which certificates for Common Shares will also be deemed to be Right Certificates, as defined below) and not by separate Right Certificates. Therefore, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares.

     As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date (and to each initial record holder of certain Common Shares originally issued after the Distribution Date), and such separate Right Certificates alone will thereafter evidence the Rights.

     The Rights are not exercisable until the Distribution Date and will expire on March 15, 2009 (the "Expiration Date"), unless earlier redeemed or exchanged by the Company as described below.

     In order to preserve the actual or potential economic value of the Rights, the number of Preferred Shares or other securities issuable upon exercise of a Right, the Purchase Price, the Redemption Price (as hereinafter defined) and the number of Rights associated with each outstanding Common Share are all subject to adjustment by the Board of Directors in the event of any change in the Common Shares or the Preference Shares, whether by reason of stock dividends, stock splits, recapitalization, mergers, consolidations, combinations or exchanges of securities, split-ups, split-offs, spin-offs, liquidations, other similar changes in capitalization, any distribution or issuance of cash, assets, evidences of indebtedness or subscription rights, options or warrants to holders of Common Shares or Preference Shares, as the case may be, or otherwise.

     In the event a person becomes an Acquiring Person, the Rights will entitle each holder of a Right (other than an Acquiring Person (or any affiliate or associate of such Acquiring Person)) to purchase, for the Purchase Price, that number of Prefernece Shares equivalent to one one-hundredth (1/100) of the number of Common Shares which at the time of the transaction would have a market value of twice the Purchase Price. Any Rights that are at any time beneficially owned by an Acquiring Person (or any affiliate or associate of an Acquiring Person) will be null and void and nontransferable and any holder of any such Right (including any purported transferee or subsequent holder) will be unable to exercise or transfer any such Right.

     After there is an Acquiring Person, the Board of Directors may elect to exchange each Right (other than Rights that have become null and void and nontransferable as described above) for consideration per Right consisting of one-half of the number of Preference Shares that would be issuable at such time upon the exercise of one Right pursuant to the terms of the Rights Agreement (or, if Common Shares are available, a number of Common Shares equivalent to 100 times such number of Preference Shares), and without payment of the Purchase Price.

     If the Company is acquired in a merger by, or other business combination with, or 50% or more of its assets or assets accounting for 50% or more of its net income or revenues are sold, leased, exchanged or otherwise transferred (in one or more transactions) to, a publicly traded corporation, each Right will entitle its holder (subject to the next paragraph) to purchase, for the Purchase Price, that number of shares of common stock of such corporation which at the time of the transaction would have a market value of twice the Purchase Price. If the Company is acquired in a merger by, or other business combination with, or 50% or more of its assets or assets accounting for 50% or more of its net income or revenues are sold, leased, exchanged or otherwise transferred (in one or more transactions), to an entity that is not a publicly traded corporation, each Right will entitle its holder (subject to the next paragraph) to purchase, for the Purchase Price, at such holder's option, (i) that number of shares of the surviving corporation in the transaction (which surviving corporation could be the Company) which at the time of the transaction would have a book value of twice the Purchase Price,
(ii) that number of shares of the ultimate parent entity of the surviving corporation which at the time of the transaction would have a book value of twice the Purchase Price, or (iii) if the acquiring entity has an affiliate which has publicly traded common shares, that number of common shares of such affiliate which at the time of the transaction would have a market value of twice the Purchase Price.

     At any time prior to any person or group becoming an Acquiring Person, the Board of Directors may redeem the Rights in whole, but not in part, at a price (in cash or Common Shares or other securities of the Company deemed by the Board of Directors to be at least equivalent in value) of $.01 per Right, subject to adjustment as provided in the Rights Agreement (the "Redemption Price").

     At any time prior to the Distribution Date the Company may, without the approval of any holder of the Rights, supplement or amend any provision of the Rights Agreement (including the date on which the Distribution Date would occur, the time during which the Rights may be redeemed or the terms of the Preference Shares).

     The Preference Shares issuable upon exercise of the Rights will not be redeemable. The holders of the Preferred Shares will be entitled to a preferential quarterly dividend payment equal to the greater of (a) $.01 per share and (b) 100 times the dividend declared per Common Share, if any. In the event of dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, the holders of Preference Shares will be entitled to a preferential payment per share of all accrued and unpaid dividends and distributions per share, plus 100 times the distribution to be made per Common Share. Each Preference Share will entitle its holder to 100 votes, voting together with the Common Shares. Finally, in the event of any merger, business combination, consolidation or other transaction in which the Common Shares are exchanged, the holders of the Preference Shares will be entitled to receive per share 100 times the amount received per Common Share.

     Because of the nature of the Preference Shares' dividend liquidation and voting rights, the value of the one one-hundredth (1/100th) interest in a Preference Share issuable upon exercise of each Right should approximate the value of one Common Share. Customary antidilution provisions are designed to protect that relationship in the event of certain changes in the Common Shares and the Preference Shares. The Preference Shares are authorized to be issued in fractions which are an integral multiple of one one-hundredth (1/100th) of a Peference Share. The Company may, but is not required to, issue fractional shares upon the exercise of Rights and, in lieu of fractional shares, the Company may utilize a depository arrangement as provided by the terms of the Preference Shares and, in the case of fractions other than one one-hundredth (1/100th) of a Preference Share or integral multiples thereof, may make a cash payment based on the market price of such shares.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or receive dividends.

     As of March 15, 1999, there were approximately 3,539,961 Common Shares of the Company outstanding. Each Common Share of the Company outstanding at the close of business on March 15, 1999, will receive one Right. The Board of Directors of the Company has reserved sufficient Preference Shares for issuance upon exercise of the Rights.

     The Rights have certain antitakeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors. The Rights should not affect any prospective offeror willing to make an all-cash offer at a full and fair price, or willing to negotiate with the Board of Directors of the Company. The Rights will not interfere with any merger or other business combination approved by the Board of Directors since the Board of Directors may, at its option, redeem all but not less than all of the then outstanding Rights at the Redemption Price.

     A copy of the Rights Agreement is attached as Exhibit 2.1 hereto. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.

ITEM 2.  EXHIBITS


          1.1 Form of Right Certificate, incorporated by reference to Exhibit B to Exhibit 2.1 filed herewith.

          2.1 Rights Agreement dated as of March 15, 1999, between Cost-U-Less, Inc. and ChaseMellon Shareholder Services, L.L.C..

                                   SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended the registrant duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

     Date:  March 15, 1999

                              Cost-U-Less, Inc..



                              By /s/ Allan C. Youngberg
                                 ---------------------------------------------

                              Allan C. Youngberg
                              Vice President-Chief Financial Officer, Secretary and Treasurer

                                 EXHIBIT INDEX

Exhibit Number      Description
--------------      -----------
     1.1            Form of Right Certificate, incorporated by reference to
                    Exhibit B to Exhibit 2.1 filed herewith

     2.1            Rights Agreement dated as of March 15, 1999, between
                    Cost-U-Less, Inc. and ChaseMellon Shareholder Services,
                    L.L.C., as Rights Agent.